UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 3)

Noble Corporation plc
(Name of Issuer)

A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

G65431 127
(CUSIP Number)

APMH Invest A/S

Esplanaden 50

1263 Copenhagen K

Denmark

+45 61 18 10 20

With a copy to:

Connie I. Milonakis

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London NW5 3LH

United Kingdom
Telephone: +44 20 7418 1327

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65431 127

1	Name of Reporting Person APMH Invest A/S
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 29,020,703 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,020,703 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,020,703 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.35% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G65431 127

1	Names of Reporting Person A.P. Møller Holding A/S
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 29,020,703 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,020,703 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,020,703 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.35% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G65431 127

1	Names of Reporting Person A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 29,020,703 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,020,703 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,020,703 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 17.35% (See item 5)
14	Type of Reporting Person (See Instructions) HC

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the Reporting Persons on October 13, 2022 (the “Original Schedule 13D”) as amended and supplemented by Amendment No. 1 filed on September 1, 2023 (“Amendment No. 1”) and Amendment No. 2 filed on July 15, 2024 (“Amendment No. 2” and the Original Schedule 13D as amended to date, “Schedule 13D”). This Amendment No. 3 was triggered solely due to a change in the number of outstanding Ordinary Shares of the Issuer. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in Schedule 13D.

Item 5: Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of Schedule 13D in its entirety as follows:

(a)-(b) As of September 4, 2024, the Reporting Persons may be deemed to have beneficially owned an aggregate of 29,020,703 Ordinary Shares, representing approximately 17.35% of the total number of outstanding Ordinary Shares (such percentage calculated based on 167,279,702 Ordinary Shares outstanding as of September 4, 2024, as reported by the Issuer in its notification to Nasdaq Copenhagen on September 4, 2024 of changes in its share capital in connection with its issue of new Ordinary Shares in relation to its acquisition of Diamond Offshore Drilling, Inc.). As of September 4, 2024, APMH Invest was the record and beneficial owner of 29,020,703 Ordinary Shares. Each of APMH, as the sole owner of APMH Invest, and the A.P. Moller Foundation, as the sole owner of APMH, may be deemed to be the beneficial owner of the Ordinary Shares held by APMH Invest.

As of September 4, 2024, none of the Covered Persons identified on Schedule I to this Schedule 13D beneficially owned any Ordinary Shares, except that:

(i) Lars-Erik Brenøe beneficially owned 4,518 Ordinary Shares. Mr. Brenøe beneficially owned 2,800 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Brenøe received 4,518 Ordinary Shares in exchange for his Maersk Drilling Shares.

(ii) Claus V. Hemmingsen beneficially owned (x) 8,752 Ordinary Shares and (y) 8,848 restricted stock units each representing a contingent right to receive one Ordinary Share (including 4,320 which have vested already, 2,716 which will vest on January 26, 2025, and 1,812 which will be settled in cash on January 26, 2025; and not including 2,880 restricted stock units which were previously settled in cash). Mr. Hemmingsen beneficially owned 5,424 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Hemmingsen received 8,752 Ordinary Shares in exchange for his Maersk Drilling Shares. In addition, the Issuer granted Mr. Hemmingsen (A) on October 3, 2022, 2,230 restricted stock units each of which representing a contingent right to receive one Ordinary Share (1,338 of which vested on October 3, 2023, with the remaining 892 settled in cash); (B) on February 3, 2023, 4,970 restricted stock units each of which representing a contingent right to receive one Ordinary Share (2,982 of which vested on February 3, 2024, with the remaining 1,988 settled in cash); and (C) on January 26, 2024, 4,528 restricted stock units each of which representing a contingent right to receive one Ordinary Share (2,716 of which will vest on January 26, 2025, with the remaining 1,812 to be settled in cash).

(iii) Martin N. Larsen beneficially owned 432 Ordinary Shares. Mr. Larsen beneficially owned 1,169 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Larsen received 1,886 Ordinary Shares in exchange for his Maersk Drilling Shares. Subsequently, Mr. Larsen sold 854 Ordinary Shares on July 13, 2023 and a further 600 Ordinary Shares on July 19, 2023.

(iv) Alette Mærsk Mc-Kinney Sørensen beneficially owned 151,686 Ordinary Shares. Ms. Sørensen beneficially owned 93,993 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Ms. Sørensen received 151,686 Ordinary Shares in exchange for her Maersk Drilling Shares.

(v) Ane Mærsk Mc-Kinney Uggla beneficially owned 894,038 Ordinary Shares. Ms. Uggla beneficially owned 444,824 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Ms. Uggla received 717,812 Ordinary Shares in exchange for her Maersk Drilling Shares. Subsequently, Ms. Uggla purchased 848,208 Ordinary Shares on February 8, 2023 and sold (i) 87,896 Ordinary Shares on July 21, 2023, (ii) 142,736 Ordinary Shares on October 3, 2023, (iii) 100,000 Ordinary Shares on January 26, 2024, (iv) 99,000 Ordinary Shares on February 13, 2024, (v) 17,000 Ordinary Shares on March 22, 2024, (vi) 43,800 Ordinary Shares on March 21, 2024, (vii) 22,150 Ordinary Shares on April 4, 2024, (viii) 65,150 Ordinary Shares on April 5, 2024, (ix) 26,700 Ordinary Shares on July 19, 2024, (x) 33,500 Ordinary Shares on July 22, 2024 and (xi) 34,050 Ordinary Shares on July 22, 2024.

(vi) Robert Maersk Uggla beneficially owned 7,146 Ordinary Shares. Mr. Uggla beneficially owned 4,430 Maersk Drilling Shares immediately prior to the Exchange Offer and tendered all of such Maersk Drilling Shares in the Exchange Offer. Upon the completion of the Exchange Offer on October 3, 2022, Mr. Uggla received 7,146 Ordinary Shares in exchange for his Maersk Drilling Shares.

Each of the Covered Persons expressly disclaims beneficial ownership of any Ordinary Shares held by any of the Reporting Persons.

(c) None of the Reporting Persons has effected and, to the knowledge of the Reporting Persons, without independent verification, except as disclosed in this Schedule 13D, none of the Covered Persons identified in Schedule I hereto has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 7: Material to be Filed as Exhibits

Exhibit 99.1	Business Combination Agreement, dated as of November 10, 2021, by and among Noble Corporation, Noble Finco Limited, Noble Newco Sub Limited and The Drilling Company of 1972 A/S (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).
Exhibit 99.2	Relationship Agreement, dated as of October 3, 2022 by and among Noble Corporation plc, Noble Corporation, APMH Invest A/S, and the Existing Investors named therein (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).
Exhibit 99.3	Registration Rights Agreement, dated as of October 3, 2022 by and among Noble Corporation plc and APMH Invest A/S (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).
Exhibit 99.4	Power of Attorney of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, dated as of September 23, 2022 (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2024

A.P. MØLLER OG HUSTRU CHASTINE MC-KINNEY MØLLERS FOND TIL ALMENE FORMAAL

By:	/s/ Martin Larsen
	Name:	Martin Larsen
	Title:	Attorney-in-fact

A.P. MØLLER HOLDING A/S

By:	/s/ Martin Larsen
	Name:	Martin Larsen
	Title:	Chief Financial Officer

APMH INVEST A/S

By:	/s/ Martin Larsen
	Name:	Martin Larsen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Business Combination Agreement, dated as of November 10, 2021, by and among Noble Corporation, Noble Finco Limited, Noble Newco Sub Limited and The Drilling Company of 1972 A/S (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).
Exhibit 99.2	Relationship Agreement, dated as of October 3, 2022 by and among Noble Corporation plc, Noble Corporation, APMH Invest A/S, and the Existing Investors named therein (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).
Exhibit 99.3	Registration Rights Agreement, dated as of October 3, 2022 by and among Noble Corporation plc and APMH Invest A/S (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).
Exhibit 99.4	Power of Attorney of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, dated as of September 23, 2022 (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).